Exhibit 99.1

New Gold Files Updated Technical Report For The Rainy River Mine

Rainy River Mine Life Extended to 2031

(All amounts are in U.S. dollars unless otherwise indicated)

TORONTO, March 31, 2022 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) reports the filing of a Technical Report for the Company's Rainy River Mine (the "Technical Report"). The Technical Report was prepared in compliance with National Instrument 43-101 ("NI 43-101") and has an effective date of March 28, 2022. The Technical Report is available on SEDAR at www.sedar.com and on the Company's website at www.newgold.com.

The primary objective of the Technical Report is to provide an update on the open pit and expanded underground mine plans. The life of mine ("LOM") has extended to 2031 with the conversion of an additional 569,000 gold ounces in the underground main zones to Mineral Reserves. The remaining open pit will be mined using an optimized selective mining approach which, combined with stockpile movement, leads to both a smoother and sustainable mill grade and gold production profile, before transitioning to a cost-effective batch processing underground operation. The updated Technical Report was prepared using the Mineral Reserves and Mineral Resources as at December 31, 2021 and assuming metal prices of $1,400 per gold ounce and $19.00 per silver ounce, and a foreign exchange rate of $1.25 Canadian dollars to $1.00 US dollar.

Rainy River Updated Technical Report Highlights

	Units	2022 NI 43-101 (LOM 2022-2031)
Production Summary
Mine Life	Years	10
Open Pit Tonnes Ore Mined	kt	43,755
Open Pit Gold Grade Mined	g/t	0.98
Open Pit Strip Ratio	Waste/Ore	2.32
Underground Ore Tonnes Mined	kt	12,657
Underground Gold Grade Mined	g/t	3.05
Tonnes Ore Processed	kt	70,220
Combined Average Gold Grade	g/t	1.24
Average Gold Recovery	%	89%
Total Gold Production	Ounces	2,524,612
Average Annual Gold Production - 2022-2027	Ounces	302,090
Average Annual Gold Production - LOM	Ounces	252,461
Total Gold Equivalent[1] ("gold eq.") Production	Ounces	2,579,893
Average Annual Gold Eq. Production - 2022-2027	Ounces	309,265
Average Annual Gold Eq. Production - LOM	Ounces	257,989
Operating and Capital Costs Summary
Open Pit Mining Costs	$/t mined	$4.18
Underground Mining Costs	$/t mined	$52.73
Processing Costs	$/t processed	$7.42
Site G&A Costs	$/t processed	$3.44
Operating Expenses Per Gold Eq. Ounce	$ per ounce	$749
All-In Sustaining Cost Per Gold Eq. Ounce[2]	$ per ounce	$1,047
Total Capital	$M	$718
Sustaining Capital[2]	$M	$647
Growth Capital[2] (Referred to as project capital in Technical Report)	$M	$71

"The filing of the updated Rainy River Mine Technical Report is another positive milestone towards delivering sustainable production", stated Renaud Adams, President & CEO. "I am confident that our updated approach for mining the remaining open pit should lead to a smoother, more consistent grade and production profile. The successful efforts to convert underground Mineral Resources to Mineral Reserves in 2021, which added meaningful gold ounces to the life of mine plan, has also extended the mine life to 2031 with low upfront underground development capital. Further, all-in sustaining costs continue to remain attractive and decrease significantly after 2023, providing for strong margins and free cash flow over the next decade."

Mining and Processing Summary

•	Open pit mining has historically focused on segregating higher grade ore and medium grade ore ("direct processing ore") from lower grade ore ("LGO"), which has allowed for higher grade ore being milled and the LGO material being stockpiled for future processing. In 2021, this approach was particularly challenging with reconciliation issues and with the ability to selectively mine and recover material from certain peripheral ore zones within the open pit. As the open pit continues to deepen, mining areas become narrower and the selective mining approach becomes more difficult and less efficient, resulting in an impact on productivity, costs increases, and potentially an inability to recover all ore material. In order to minimize the challenges from the segregation approach, the updated mine plan was prepared using the following approach:
•	For the open pit mine plan, the direct processing ore cut-off grade has been lowered providing for an optimized selective mining approach when direct feed ore material will continue to be mined separately from the LGO.
•	Direct processing ore and LGO to be mined together when efficient selective mining is no longer possible.
•	The updated approach, along with processing of the stockpile ore material, produces a balanced average mill grade to support a smoother and sustainable gold eq. production profile. Annual gold eq. production is expected to average approximately 310,000 ounces per year during the 2022 to 2027 period.
•	The updated mine plan predominately focuses on the remaining ounces from the main ODM zone, which has historically reconciled well with the resource model, from the second half of 2022 to 2025. The previously reported correction factor has been applied on the ODM East Lobe zone, which is expected to be completed in 2023.
•	Production from the Intrepid underground zone has been accelerated compared to the 2020 technical report. Development of the main ramp and the first ore panel continues to advance on plan with initial production commencing in 2022.
•	The underground main zones have been incorporated via two in-pit portals (previously four), as well as the Intrepid underground zone portal located to the east of the open pit. The development of the first in-pit portal is expected to be initiated in the first quarter of 2023 with the second portal planned to be initiated in the first quarter of 2026. The underground production profile has extended to 2031 with the conversion of Mineral Resources to Mineral Reserves in the underground main zones and their inclusion into the mine plan.
•	Mill throughput is planned to average approximately 27,000 tonnes per day during the 2022 to 2027 period, with LGO stockpile supplementing underground mill feed from 2026 to 2028.
•	Beginning in 2029, a cost-effective batch processing approach is expected to be implemented to mill the underground material.
•	The updated Technical Report utilized an average gold recovery factor in line with the 2020 technical report of 89%.
•	The Company continues to look for and identify opportunities to further optimize the mine plan and resource model. Underground stope design optimization will be undertaken with the support of data collected through delineation drilling already planned and budgeted within the updated Technical Report.

Operating and Capital Costs Summary

•	LOM sustaining capital[2] is estimated to be $647 million, primarily consisting of:
•	$193 million is related to open pit stripping and mobile maintenance. Approximately 90% of these costs occur in 2022 and 2023 with sustaining capital significantly decreasing beginning in 2024.
•	$110 million is related to tailings construction, which is planned to be completed in 2025.
•	$326 million is related to underground mining, primarily for underground ramp development, ventilation and pumping requirements.
•	LOM growth capital[2] is estimated to be $71 million, primarily related to complete pre-production development of the underground Intrepid and main zones from 2022 to 2024.
•	LOM operating expense and all-in sustaining costs[2] are expected to be $749 and $1,047 per gold eq. ounce, respectively. All-in sustaining costs[2] are expected to significantly decrease beginning in 2024, consistent with the sustaining capital profile.

Technical Information

The scientific and technical information in the Technical Report was developed through the combined efforts of the Company's internal technical team and several independent consultants. InnovExplo Mining Consultants led the preparation of the underground portion of the mine plan while AMC Mining Consultants led the preparation of the open pit portion of the mine plan. A full list of Qualified Persons for the Technical Report can be found in that document available on SEDAR at www.sedar.com and on the Company's website at www.newgold.com. The Qualified Persons for this news release are set out below under the heading, "Technical Information and Qualified Persons".

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds a 5% equity stake in Artemis Gold Inc. and other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

Endnotes

1.	Total gold eq. ounces include silver produced/sold converted to a gold equivalent ratio based on $1,400 per gold ounce and $19.00 per silver ounce for the LOM.
2.	"All-in sustaining costs", "sustaining capital" and "growth capital" are all non-GAAP financial performance measures that are used in this news release. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about why these measures are used by the Company, how they provide useful information to investors, and an explanation of the composition of each measure, please see the "Non-GAAP Financial Performance Measures" section of this news release.

Non-GAAP Financial Performance Measures

Total Cash Costs per Gold eq. Ounce

"Total cash costs per gold equivalent ounce" is a non-GAAP financial performance measure that is a common financial performance measure in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.

This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.

In addition to gold, the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Notwithstanding the impact of copper and silver sales, as the Company is focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold's business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining business. To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs incurred in its operations.

All-In Sustaining Costs per Gold eq. Ounce

"All-in sustaining costs per gold equivalent ounce" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold equivalent ounce" based on guidance announced by the World Gold Council ("WGC") in September 2013. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements.  The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold equivalent ounce" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

"All-in sustaining costs per gold equivalent ounce" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines "all-in sustaining costs per gold equivalent ounce" as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

Sustaining Capital and Sustaining Leases

"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease", to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.

Growth Capital

"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be "growth capital", which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For additional information with respect to the non-GAAP measures used by the Company, refer to the detailed "Non-GAAP Financial Performance Measure" section disclosure starting on page 33 of the Company's Management's Discussion and Analysis for the year ended December 31, 2021filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company's expectations regarding production, costs, capital investments, expenses, margins and free cash flow for the LOM, and the factors and timing contributing to those expected results; the anticipated LOM of Rainy River extending to 2031 and the intended mining approach during such period; statements under the heading "Rainy River Updated Mine Plan Key Highlights"; planned mining operations and development and exploration activities and the associated timing and costs thereof; expectations regarding production timing; the Company's predictions regarding gold grade, gold production profile and gold recovery; the Company's estimates regarding Mineral Reserves and Mineral Resources; the Company's anticipated approach to milling and the associated timing and throughput rates; and plans to further optimize the mine plan and resource model and undertake underground stope design optimization.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this news release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates and the grade of gold, silver and copper expected to be mined and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2022 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; (9) there being no significant disruptions to the Company's workforce at the Rainy River Mine due to cases of COVID-19 (including any required self-isolation requirements due to cross-border travel to the United States or any other country or any other reason) or otherwise; (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company's supply chains and workforce that would interfere with the Company's anticipated course of action at the Rainy River Mine; and (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company's operations or liquidity position.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: obtaining the necessary permits for the New Afton C-Zone; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the C-Zone permitting process; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company's supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; tailings dam and structure failures; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information and Qualified Persons

The scientific and technical information contained herein has been reviewed and approved by Andrew Croal, Director, Technical Services for the Company. Mr. Croal is a Professional Engineer and a member of the Professional Engineers of Ontario. Mr. Croal is a "Qualified Person" for the purposes of NI 43-101. To the Company's knowledge, Mr. Croal holds less than 1% of the outstanding securities of the Company. No limitations were imposed on the Qualified Person with respect to the verification of the data contained herein. Further detail about the Mineral Resource and Mineral Reserve estimates, including assumptions, parameters, risks and data verification measures, is available in the updated Technical Report.

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For further information: Ankit Shah, Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 16:34e 31-MAR-22